Q U A N T    F U N D S

April 14, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                  Edward Barts

RE:           811-03790
The Quantitative Group of Funds (d/b/a Quant Funds) (the “Trust”):

Mr. Barts:

On April 1, 2011, a preliminary copy of an Information Statement which is being sent to shareholders of the Quant Quality Fund on or about April 15, 2011 concerning a change of sub-adviser for the Fund was filed on pursuant to Section 14(C) of the Securities Exchange Act of 1934.  Comments were received from you concerning this filing.

The comments and responses are set forth below.

Comment 1:   Under the “Terms of the Previous Sub-Advisory Agreement” section, revise the sentence referred to below to clarify whether fees were higher or lower under the previous subadvisory agreement.

The fees paid to the Previous Adviser under the Previous Advisory Agreement differ from those paid to Columbia under the Advisory Agreement.

Response 1:                      Revisions have been made in response to your comment. The sentence now reads as follows:

The fees paid to the Previous Adviser under the Previous Advisory Agreement are higher than those paid to Columbia under the Advisory Agreement.

Comment 2:   Under the “Information about the Trust, the Fund and the Manager” section, the table of advisory fees paid needs to be revised to comply with the instructions for
Item 22(c)(9)(ii) of Schedule 14 (c).

Response 2:   Revisions have been made in response to your comment.

Please contact me if you have any further questions at (781) 676-5967.

Sincerely,

/s/ Kelly J.. Lavari
Kelly J. Lavari, Clerk

55 Old Bedford Road, Lincoln, MA 01773  ■  800-331-1244  ■  fax 781-259-1166  ■  www.quantfunds.com
Distributed by U.S. Boston Capital Corporation, Member FINRA/SIPC